UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):
February 12, 2003

Commission File Number 1-31300



EXPRESSJET HOLDINGS, INC.
(Exact name of registrant as specified in its charter)

Delaware	**76-0517977**
(*State or other jurisdiction* *of incorporation or organization)*	*(I.R.S. Employer Identification No.)*
1600 Smith Street, Dept. HQSCE **Houston, Texas** *(Address of principal executive offices)*	**77002** *(Zip Code)*

713-324-2639
(Registrant's telephone number, including area code)

Item 5.   Other Events.

On February 12, 2003, ExpressJet Holdings, Inc. issued a press release announcing it reached an agreement in principle with Continental Airlines and Embraer to modify its regional jet delivery schedule.

Under the terms of the proposed amendment to the capacity purchase agreement, ExpressJet will reduce its scheduled deliveries of Embraer ERJ-145XR regional jets in 2003 to 36, from its original plan for 48 deliveries, and will take 21 aircraft deliveries in 2004, down from 36. ExpressJet's amended schedule increases its aircraft deliveries to 21 in 2005, up from two, and pushes eight aircraft deliveries to 2006.

The revision is subject to the execution of satisfactory definitive agreements and the approval by the Board of Directors of Continental Airlines.

Portions of this the above contain forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. The statements regarding entering into definitive agreements, our growth and capital expenditures, including plans with respect to our fleet, are forward-looking statements. These statements reflect our expectations and assumptions about future events and are subject to uncertainties and other factors, many of which are outside our control. Some of the known risks that could significantly impact operating results and capacity include, but are not limited to, our ability to negotiate satisfactory definitive agreements, our dependence on our capacity purchase agreement with Continental Airlines; our dependence on Continental Airlines' financial and operational strength; labor costs and relations, including the results of union contract negotiations; flight disruptions as a result of operational matters; deliveries of additional aircraft; our ability to implement our growth strategy; regulatory developments and costs, including the costs and other effects of enhanced security measures and other possible Federal Aviation Administration requirements; our high leverage; certain tax matters; competition and industry conditions; and the seasonal nature of the airline business. Additional information concerning risk factors that could cause our actual results to differ materially from those in the forward-looking statements are described in the Company's filings with the Securities and Exchange Commission, including the Company's Registration Statement on Form S-1 dated April 17, 2002. In light of these uncertainties and assumptions, the events described in the forward-looking statements herein might not occur or might occur to a materially different extent than described above. We undertake no duty to update or revise any of our forward-looking statements, whether as a result of new information, future events or otherwise.

Item 7.   Financial Statements and Exhibits.

(c)   Exhibits
99.1 Press Release

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, ExpressJet Holdings, Inc. has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

<u>**EXPRESSJET HOLDINGS, INC.**</u>
<u>(Registrant)</u>

Date: February 12, 2003   <u>**/s/ Frederick S. Cromer**</u>

Frederick S. Cromer
Vice President and Chief Financial Officer

<u>EXHIBIT INDEX</u>

99.1   Press Release